Exhibit 99.1

Response to Media Report

MONTREAL, Canada – November 22, 2016 – Amaya Inc. (NASDAQ: AYA; TSX: AYA) confirms that it is aware of today’s media report regarding David Baazov’s proposal that he publicly reported on November 14, 2016. Amaya, with the assistance of its advisors, continues to carefully assess Mr. Baazov’s proposal, including the information contained in the media report, but has no further comment at this time. Amaya intends to provide updates if and when necessary in accordance with applicable securities laws.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, PokerStars Casino and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands have more than 105 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 16 jurisdictions.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, as it relates to Mr. Baazov’s proposal and certain expectations with respect to the same. Forward-looking statements can, but may not always, be identified by the use of words such as “may”, “intend”, “continue” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations, assumptions and estimates, which it believes are reasonable, but which are subject to a number of risks and uncertainties that could cause actual results and outcomes to differ materially. Other applicable risks and uncertainties include those identified in filings and documents that Amaya has made and may make publicly available. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com